Filing under Rule 425 under
                                                      the Securities Act of 1933
                                               and deemed filed under Rule 14d-2
                                          of the Securities Exchange Act of 1934
                                                 Filing by: Carnival Corporation
                                      Subject Company: P&O Princess Cruises plc.
                                             SEC File No. of Princess: 001-15136


             NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO
                           AUSTRALIA, CANADA OR JAPAN

                                                                 17 January 2002


                              CARNIVAL CORPORATION
--------------------------------------------------------------------------------
                       LETTER TO THE BOARD OF P&O PRINCESS

Attached is the text of a letter sent today by Carnival to the board of directors of P&O Princess.

"
                                                                 17 January 2002

For the attention of Lord Sterling of Plaistow and Mr Peter Ratcliffe

Dear Sirs

INCREASED OFFER OF 500 PENCE PER P&O PRINCESS SHARE

I am writing to set out a proposal by Carnival Corporation to make a revised offer for P&O Princess, which further improves the already superior offer to P&O Princess shareholders made by us on 16 December 2001.

Subject to the terms of this letter, Carnival is prepared to make an improved offer consisting of 250p in cash and 0.1380 Carnival shares per P&O Princess ordinary share. The revised offer values each P&O Princess ordinary share at 500p(1) and values the entire existing ordinary share capital of P&O Princess at approximately (pound)3.5 billion. This represents an increase of 12% over Carnival's existing offer.

CONDITIONS PRECEDENT TO THE OFFER

Our willingness to improve our current offer is based on the assumption that P&O Princess can ensure that the Joint Venture can be terminated in 2003 without cost or liability, as you have indicated. We therefore continue to require clarity as to how this will be achieved in practice.

We envisage that our offer will have the following principal conditions precedent:

         o the regulatory consents and related financing condition, as per our previous proposal; and

         o the Royal Caribbean Proposal not having been approved by P&O Princess shareholders.

DELIVERABILITY

You have publicly recognised that the definition of the appropriate market in which to evaluate the competitive effects of either transaction is the wider vacation market and, on that basis, it follows that both our offer and the Royal Caribbean Proposal face the same antitrust issues. We therefore firmly believe, and have been so advised, that there is no material difference between the regulatory conditions attached to our offer and the Royal Caribbean Proposal.

DLC TAX RISKS

We remain open to exploring with you the prospects of offering an alternative structure to your shareholders which retains all of the perceived benefits of the proposed DLC structure with Royal Caribbean.

However, having taken legal advice, we are concerned that the DLC structure which you have proposed to your shareholders is defective. In analysing the DLC structure proposed by yourselves and Royal Caribbean, our tax advisers believe that there is a significant risk that the DLC structure will lose its Section 883 tax exemption for a significant portion of the combined companies' income, and that the amounts involved would be material.

We note that the failure of P&O Princess and Royal Caribbean to identify this tax risk may be attributable to the fact that the offering circulars issued by both companies misquote the key provision of the proposed US tax regulation on which they are explicitly relying. We attach, as an appendix, a memorandum from our legal advisers describing this issue in greater detail.

NEXT STEPS

We firmly believe that our revised offer is a Superior Proposal to the Royal Caribbean Proposal. In the absence of your prompt confirmation that our offer is superior, we will be urging your shareholders to vote to adjourn the 14 February 2002 EGM or, failing such adjournment being achieved, to vote against the existing DLC proposal with Royal Caribbean.



Yours faithfully



M. Arison
Chairman and CEO


1 Based on a Carnival share price of $26.06 (being the price at the close of business on 16 January 2002) and an exchange rate of $1:(pound)0.695.

            MEMORANDUM FROM PAUL, WEISS, RIFKIND, WHARTON & GARRISON

                  We have analyzed certain tax implications of the Dual Listed

Company ("DLC") transaction that P&O Princess Cruises ("Princess") and Royal

Caribbean Cruise Line ("RCCL") have recommended to their shareholders, and we have compared our analysis to certain disclosures made in the offering circulars released by each company. We conclude that each circular makes significant misstatements and/or omissions concerning either (i) the likelihood that each company will retain tax-exempt status; or (ii) the business risks associated with maintaining that status if the proposed transaction is approved and executed.

                  THE SPECIAL VOTING SHARE

                  The problems arise from the vehicle used to structure voting rights within the DLC. Under the terms of the Implementation Agreement, both

RCCL and Princess must issue a Special Voting Share ("SVS"). Each company will place its SVS in a Special Voting Company; the SVS will not be listed or traded on any stock exchange. The purpose of each SVS is to create a special share that will represent a significant portion of the voting power of either RCCL or

Princess, as applicable. Thus, the RCCL SVS holds 50.7% of RCCL's voting power,

and the Princess SVS holds 49.3% of Princess's voting power. As explained below,

the potential tax problems we have identified stem from the fact that the SVS is not listed or traded on any stock exchange, while the applicable tax exemption

(under 26 U.S.C. ss. 883 ("Section 883")), as interpreted by the Internal

Revenue Service, requires that the company's stock be so listed and traded.

                  TAX ANALYSIS

                  A foreign corporation is exempt from United States federal income tax on income derived from the international operation of ships if it (1)

is incorporated in a jurisdiction that provides an equivalent exemption to

United States corporations; and (2) meets one of three tests relating to its shares or its shareholders. (26 U.S.C. ss.ss. 883(a)(1) and (c)) (the "Section

883 Tax

Exemption"). A foreign corporation meets the shareholder test if (i) more than half of its share value is ultimately owned by individuals who reside in foreign countries that afford equivalent exemption to U.S. corporations; (ii) its stock is "primarily and regularly traded" on an established securities market in its country of incorporation, another foreign country granting the "equivalent exemption" described above, or the United States, or (iii) it is a "controlled foreign corporation." (SEE 26 U.S.C. ss. 883(c).) Each of Princess and RCCL

relies on the "primarily and regularly traded" test to assert that it is entitled to the Section 883 Tax Exemption. (1) SEE P&O Princess Cruises PLC

Proposed DLC Combination with Royal Caribbean Cruises Ltd. (the "Princess

Circular") at 19-20, and Royal Caribbean Cruises, Ltd. Dual-Listed Company

Merger Proposal (the "RCCL Circular") at 75 (with respect to RCCL); Princess

Circular at 66, and RCCL Circular at 89 (with respect to Princess); and Princess

Circular at 124-25, and RCCL Circular at 21-22 (asserting that the exemption should continue to apply to each company under the DLC structure). The IRS has proposed regulations under Section 883 pursuant to which a corporation's stock would be deemed "regularly traded" if, among other things:

                  one or more classes of stock of the corporation that, in the aggregate, represent 80 percent or more of the total combined voting power of all classes of stock of such corporation entitled to vote and of the total value of the stock of such corporation are listed on [a qualifying] market or markets during the taxable year. See 65 F.R. 6065, 6081 (2000) (to be codified at 26
                  C.F.R. ss. 1.883-2(d)(1)(i)) (the "Proposed
                  Regulation") (emphasis added).

In other words, under the Proposed Regulation, a corporation may only claim the

Section 883 Tax Exemption under the "primarily and regularly traded" test if its publicly traded stock represents at least eighty percent of BOTH the voting power AND value of all classes of shares.

                  Although the Proposed Regulation has not yet been promulgated as a final regulation, the industry anticipates that the definition of

"primarily and regularly traded" will be implemented substantially in its current form. (2) More importantly, both Princess and RCCL rely on the Proposed

Regulation to conclude that each company will continue to enjoy the benefits of the

Section 883 Tax Exemption even after the DLC structure is implemented. (SEE

Princess Circular at 124-25; RCCL Circular at 21-22.)

                  Princess's and RCCL's conclusions, however, appear to be based on a misreading of the Proposed Regulation. Specifically, the Princess and RCCL

circulars state that a company may satisfy the "primarily and regularly traded"

test if eighty percent of the voting power OR value is publicly traded. (ID.) As noted above, the Proposed Regulation requires that eighty per cent of voting power AND value of all classes of stock must be represented by publicly traded shares. (SEE 65 F.R. at 6081.) Yet well over 20% of the voting power of each company will be vested in its SVS, which is not publicly traded. (3)

Accordingly, neither company will satisfy the "primarily and regularly traded"

test articulated in the Proposed Regulation, contrary to the statements made in each circular.

                  Under the DLC structure proposed for the Princess and RCCL combination, therefore, there is a substantial risk that neither company will qualify for the Section 883 Tax Exemption. RCCL does not claim any other basis for exemption from U.S. income tax. If the Section 883 Tax Exemption is lost,

the portion of RCCL's income that is treated as "U.S. source income" could be subject to a combined federal tax rate of up to approximately 55% (I.E., the combined rate for federal income and branch profits taxes), plus any applicable state taxes. A 4% tax could also apply to the U.S. source portion of gross rents paid on intercompany leases of ships within the RCCL Group. The Princess and

RCCL circulars fail to disclose the serious tax risk that the structure of the proposed DLC transaction (in particular the SVS) creates.

                  It is true that Princess, a U.K. company, may rely on the

existing United Kingdom-United States Income Tax Treaty (the "Treaty") to claim exemption from U.S. income tax even if the company fails to qualify under

Section 883. Significantly, however, subsidiaries of Princess that are not U.K.

entities are not entitled to the benefits of the Treaty, and thus must claim exemption, if at all, under Section 883. (4) If Princess cannot rely on Section

883 for exemption from U.S. tax liability, its non-U.K. subsidiaries will not be able to do so, either.

1 A corporation customarily explains the bases for claiming the Section 883 Tax Exemption in its disclosure documents. Neither Princess nor RCCL has relied on the ownership test or the "controlled foreign corporation" test to claim the Section 883 Tax Exemption in its circular or in recent filings. Accordingly, we consider it unlikely that either company could rely on these provisions to claim the Section 883 Tax Exemption if the "primarily and regularly traded" provision is inapplicable.

2 Indeed, the proposed definition of "regularly traded" in this regulation largely tracks the definition of "regularly traded" that has been promulgated by the IRS in final regulations pursuant to 26 U.S.C. ss. 884, which was enacted at the same time that Section 883 was amended to include the "primarily and regularly traded" provision. See 26 C.F.R. ss. 1.884-5(d)(4).

3 The SVS votes, among other things, for the directors of its issuer (see Princess Circular at 152-53 and RCCL Circular at 59-61), and thus would be considered to hold "voting power" for federal income tax purposes. (See, e.g., First Chicago NBD Corp. v. Commissioner, 135 F.3d 457, 461 (7th Cir. 1998) (the IRS's position, which is "generally accepted," is that voting stock means stock that votes for the members of the board of directors); Rev. Rul. 84-6, 1984-1 C.B. 178 ("the `voting power' held by a shareholder of any class of stock is the shareholder's proportionate share of the percentage of the total number of directors that that class of stock is entitled to elect as a class.")

4 Conceivably, the non-U.K. subsidiaries could qualify for the benefits of another tax treaty, but this seems unlikely for the reasons set forth in footnote 1.

                                                                               "

ENQUIRIES:

CARNIVAL                                Telephone: +1 305 599 2600
Micky Arison
Howard Frank

MERRILL LYNCH                           Telephone: +44 20 7628 1000
Philip Yates
James Agnew
Stuart Faulkner

UBS WARBURG                             Telephone: +44 20 7567 8000
Tom Cooper
Alistair Defriez

FINANCIAL DYNAMICS                      Telephone: +44 20 7831 3113
Nic Bennett
Scott Fulton

Terms used in this announcement have the same meaning as in the Announcement dated 16 December 2001.

The directors of Carnival accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Carnival (who have taken all reasonable care to ensure such is the case), the information contained herein for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Merrill Lynch International and UBS Warburg Ltd., a subsidiary of UBS AG, are acting as joint financial advisors and joint corporate brokers exclusively to Carnival and no-one else in connection with the Offer and will not be responsible to anyone other than Carnival for providing the protections afforded to clients respectively of Merrill Lynch International and UBS Warburg Ltd. as the case may be or for providing advice in relation to the Offer.

SHAREHOLDER DISCLOSURE OBLIGATIONS

Any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of P&O Princess or Carnival, owns or controls, or become the owner or controller, directly or indirectly of one per cent. or more of any class of securities of P&O Princess or Carnival is generally required under the provision of Rule 8 of the City Code to notify the London Stock Exchange and the Panel of every dealing in such securities during the period from the date of the Announcement until the first closing date of the Offer or, if later, the date on which the Offer becomes, or is declared, unconditional as to acceptances or lapses.

Disclosure should be made on an appropriate form before 12 noon (London time) on the business day following the date of the dealing transaction. These disclosures should be sent to the Company Announcements Office of the London Stock Exchange (fax number: +44 20 7588 6057) and to the Panel (fax number: +44 20 7256 9386).

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this announcement constitute "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. Carnival has tried, wherever possible, to identify such statements by using words such as "anticipate," "assume," "believe," "expect," "intend," "plan" and words and terms of similar substance in connection with any discussion of future operating or financial performance. These forward-looking statements, including those which may impact the forecasting of Carnival's net revenue yields, booking levels, price, occupancy or business prospects, involve known and unknown risks, uncertainties and other factors, which may cause Carnival's actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions which may impact levels of disposable income of consumers and the net revenue yields for Carnival's cruise products; consumer demand for cruises and other vacation options; other vacation industry competition; effects on consumer demand of armed conflicts, political instability, terrorism, the availability of air service and adverse media publicity; increases in cruise industry and vacation industry capacity; continued availability of attractive port destinations; changes in tax laws and regulations; Carnival's ability to implement its shipbuilding program and to continue to expand its business outside the North American market; Carnival's ability to attract and retain shipboard crew; changes in foreign currency rates, security expenses, food, fuel, insurance and commodity prices and interest rates; delivery of new ships on schedule and at the contracted prices; weather patterns; unscheduled ship repairs and dry-docking; incidents involving cruise ships; impact of pending or threatened litigation; and changes in laws and regulations applicable to Carnival.

Carnival cautions the reader that these risks may not be exhaustive. Carnival operates in a continually changing business environment, and new risks emerge from time to time. Carnival cannot predict such risks nor can it assess the impact, if any, of such risks on its business or the extent to which any risk, or combination of risks may cause actual results to differ from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. Carnival undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CARNIVAL PLANS TO FILE A REGISTRATION STATEMENT ON FORM S-4 AND A STATEMENT ON SCHEDULE TO WITH THE US SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH COMMENCEMENT OF THE OFFER. THE FORM S-4 WILL CONTAIN A PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE OFFER. CARNIVAL PLANS TO MAIL THE PROSPECTUS CONTAINED IN THE FORM S-4 TO SHAREHOLDERS OF P&O PRINCESS WHEN THE FORM S-4 IS FILED WITH THE SEC. THE FORM S-4, THE PROSPECTUS AND THE SCHEDULE TO WILL CONTAIN IMPORTANT INFORMATION ABOUT CARNIVAL, P&O PRINCESS, THE OFFER AND RELATED MATTERS. INVESTORS AND STOCKHOLDERS SHOULD READ THE FORM S-4, THE PROSPECTUS, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE OFFER CAREFULLY BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE OFFER. THE FORM S-4, THE PROSPECTUS, THE SCHEDULE TO AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE OFFER WILL BE AVAILABLE WHEN FILED FREE OF CHARGE AT THE SEC'S WEB SITE, AT WWW.SEC.GOV. IN ADDITION, THE PROSPECTUS AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE OFFER WILL BE MADE AVAILABLE TO INVESTORS FREE OF CHARGE BY WRITING TO TIM GALLAGHER AT CARNIVAL CORPORATION, CARNIVAL PLACE, 3655 N.W. 87 AVENUE, MIAMI, FLORIDA, 33178-2428, US.

IN ADDITION TO THE FORM S-4, PROSPECTUS, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE OFFER, CARNIVAL IS OBLIGATED TO FILE ANNUAL, QUARTERLY AND CURRENT REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. PERSONS MAY READ AND COPY ANY REPORTS, STATEMENTS AND OTHER INFORMATION FILED WITH THE SEC AT THE SEC'S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOM. FILINGS WITH THE SEC ALSO ARE AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.

                                   APPENDIX I

                        BASES AND SOURCES OF INFORMATION

GENERAL


Unless otherwise stated:

(i)      Share prices for P&O Princess and Carnival are taken from Datastream;

(ii) The $1:(pound)0.695 exchange rate used throughout this announcement is taken from the Financial Times, 17 January 2002; and

(iii) References to the value of the Offer for the entire existing share capital of P&O Princess are based on the 692,632,324 50 cent ordinary shares in issue (by reference to the Implementation Agreement between Royal Caribbean Cruises Ltd. and P&O Princess Cruises plc dated as of 19 November 2001.



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